

December 3, 2010

Mr. Jerome R. Mahoney
Chief Executive Officer and Principal Financial Officer
iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re: iVoice, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed April 13, 2010**
> **Form 10-Q for the Quarterly Period ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 000-29341**

Dear Mr. Mahoney:

We have reviewed your letter dated November 12, 2010, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 27, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

b) Principles of Consolidation, page F-12

1.   We have reviewed your response to our prior comment number 1 and have the following comment. Tell us how you considered the guidance in ASC 810-10-15-14(b)(2) related to your equity investment of preferred stock in B Green Innovations, Inc. In this regard, we note your disclosure in Note 2 on page 10 of your Form 10-Q for the quarter ended

March 31, 2010, that the preferred stock does not have any voting rights and contains a 3% dividend rate. We further note your statement in your response that your investment is protected from absorbing the entity's losses by virtue of the fact that B Green is a corporation. Tell us how you considered ASC 810-10-25-38. In addition, it does not appear that you have completely addressed our prior comment. We repeat our prior comment to provide us with your assessment of the five characteristics of a variable interest entity as they relate to B Green Innovations, Inc. and provide us with a more detailed qualitative analysis that you determined that you are the primary beneficiary of B Green Innovations, Inc. Refer to ASC 810.

Form 10-Q for the Quarterly Period ended September 30, 2010

Item 4T – Controls and Procedures, page 20

2.   We note that you have provided management's report on internal control over financial reporting and omitted your conclusions regarding the effectiveness of your disclosure controls and procedures. In a quarterly filing filed on Form 10-Q, disclosures relating to disclosure controls and procedures should be provided rather than management's report on internal control over financial reporting. Refer to Item 4 of Form 10-Q and Item 307 of Regulation S-K. Please revise your filing accordingly. Similar concerns apply to your Form 10-Q's for the quarterly periods ended March 31, 2010 and June 30, 2010.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief